RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199
July 28, 2008
Peggy Kim
Attorney-Adviser
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Northstar Neuroscience, Inc. Additional Soliciting Material filed pursuant to Rule 14a-12 Filed July 14, 2008 by RA Capital Biotech Fund, L.P. File No. 001-34078
Dear Ms. Kim:
     In connection with the response letter dated July 28, 2008 submitted on our behalf, RA Capital Biotech Fund, L.P. (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated July 18, 2008, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega at 617-951-8901 or the undersigned at (617) 778-2509.

Very truly yours,
/s/ Peter Kolchinsky
Peter Kolchinsky

cc:	Celeste Murphy, Securities and Exchange Commission Julio E. Vega, Bingham McCutchen LLP Meerie Joung, Bingham McCutchen LLP